SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of September, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [    ]        Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: September 19, 2005	By:	/s/ Allan G. Bulckaert
	Name:	Allan G. Bulckaert
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated September 16, 2005

For Immediate Release

Minister of the Environment Will Not Seek Leave to Appeal the Supreme Court of Canada on Bennett’s Belledune Facility

Oakville, Ontario, September 16, 2005 – Bennett Environmental announced today that The Honourable Stéphane Dion, Minister of the Environment and the Minister responsible for the Canadian Environmental Assessment Agency, has accepted the July 19, 2005 Federal Court of Appeal decision, which upheld a lower court order setting aside the Federal Government’s referral of the Bennett Environmental High-Temperature Thermal Oxidizer to a federal environmental assessment review panel.

Al Bulckaert, President and CEO of Bennett Environmental Inc. commented that he is “extremely pleased with the Minister’s decision and is looking forward to working with both the Federal and New Brunswick Governments to demonstrate that Bennett’s thermal oxidizer meets the rigorous protection standards established by the regulators in those jurisdictions”.

The subject of the decision is the facility in Belledune, New Brunswick which arose as a result of the public’s concerns regarding whether there were likely to be any trans-boundary environmental effects as a result of the operation of the facility. A study group of federal officials had previously concluded that any such effects were unlikely.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol .BEV.) and the American Stock Exchange (Trading Symbol .BEL.). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Michael McSweeney, Vice President of Environmental Affairs & Government Relations at the Oakville office at (905) 339-1540 ext 209.